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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
(No. and Street)

New Albany	IN	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Company PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy E Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corp, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lila M Jackson
Notary Public Seal State of Indiana
Floyd County
Commission # NP0728958
My Commission Expires 09/23/2028

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITY INVESTMENT CORPORATION

Financial Statements and Supplementary Information

Year Ended December 31, 2020

Table of Contents

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Equity Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Equity Investment Corporation as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Equity Investment Corporation's management. Our responsibility is to express an opinion on American Equity Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Equity Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of American Equity Investment Corporation's financial statements. The supplemental information is the responsibility of American Equity Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as American Equity Investment Corporation's auditor since 1998.

Knoxville, Tennessee

February 24, 2021

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	68,921
Restricted cash		5,000
Agent receivables		68,897
Prepaid CRD account		2,808
Total assets	$	145,626
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	53,384
Accrued and withheld payroll taxes		6,152
Total liabilities		59,536
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding		11,000
Retained Earnings		75,090
Total stockholder's equity		86,090
Total liabilities and stockholder's equity	$	145,626

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock Issued and Outstanding		Retained	
	Shares	Amount	Earnings	Total
Balances at December 31, 2019	100	$ 11,000	$ 71,548	$ 82,548
Net Income	0	0	144,542	$ 144,542
Distribution to stockholder	0	0	(141,000)	$ (141,000)
Balances at December 31, 2020	100	$ 11,000	$ 75,090	$ 86,090

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Income
Year Ended December 31, 2020

Revenues	
Commissions	$ 1,074,378
Other income	85,678
Interest	462
Total revenues	1,160,518
Expenses	
Commissions	802,300
Salaries	111,947
Insurance	29,267
Technology Fees	16,094
Rent	15,600
Professional services	9,550
Payroll taxes	8,696
Office supplies	5,285
Licensing fees	4,441
Retirement contribution	2,763
Postage	967
Dues and subscriptions	3,553
Miscellaneous	2,477
Telephone expense	1,200
Utilities	1,286
Advertising	550
Total expenses	1,015,976
Net income	$ 144,542

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows From Operating Activities	
Cash received from customers	$ 1,112,182
Cash paid for services and supplies	(994,133)
Gain on Debt Settlement	19,600
Interest received	462
Net cash flows from operating activities	138,111
Cash Flows From Financing Activities	
Distributions to stockholder	(141,000)
Net cash flows from financing activities	(141,000)
Net change in cash and cash equivalents	(2,889)
Cash and cash equivalents at the beginning of the year	76,810
Cash and cash equivalents at the end of the year	$ 73,921

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows (Continued)
Year Ended December 31, 2020

Reconciliation of net income to net cash flows from operating activities

Net income	$	144,542
Adjustments to reconcile net income to net cash flows from operating activities:		
Decrease (increase) in assets:		
Commissions receivable		(28,274)
Prepaid CRD account		(2,813)
Increase (decrease) in liabilities:		
Accounts payable		24,172
Accrued and withheld payroll taxes		484
Net cash flows from operating activities	$	138,111

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Notes to Financial Statements
December 31, 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Company Activities – The Company is a licensed broker/dealer limited to mutual funds, variable insurance products, oil and gas interests, tax shelters or limited partnerships in primary distributions. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition – The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Tax Status – The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2020 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2017 through 2020 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commission and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense was $550 for the year ending December 31, 2020.

Date of Management's Review – Management has evaluated events and transactions through the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company maintains a checking account balance to meet this requirement. The balance in the checking account is $32,665 at December 31, 2020, CD account balance is $41,256 at December 31, 2020. Total cash as of December 31, 2020 is $73,921.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At this time such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 – RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $15,600 for 2020. The Company also paid the stockholder commissions of $3,027 for 2020.

NOTE 5 – RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $2,763 for the year ended December 31, 2020.

NOTE 6 – REVENUE FROM CUSTOMERS

The Company receives commission based on the customers activities with securities products. Revenue from contracts with customers consists of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Other income consists of income from representatives for fees incurred. The recognition and measurement of revenue is based on individual agreements with the representatives.

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified. The pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue from Contracts with Customers

Brokerage Commissions	
Annuity	$ 408,498
Mutual Funds	257,946
Fixed Index	241,607
Corporate Bonds	133,008
Fixed Insurance Override	16,127
BDC	11,307
529 Plan	5,885
Total Revenue from Contracts with Customers	$ 1,074,378

NOTE 7 - RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising out of other contract claims, disputes, and indemnification agreements. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States. On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. If COVID-19 continues to spread in the United States, we expect to experience possible disruptions that could adversely impact our business. It is unknown how long these disruptions could continue, were they to occur. Additionally, COVID-19's spread, which has had a broad global impact, including restrictions on travel and quarantine polices put into place by businesses and governments, may materially affect us economically by causing disruptions in the construction industry. As the global outbreak of COVID-19 continues to rapidly evolve, the extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 8 - CARES ACT

On March 27, 2020 President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciations methods for qualified improvement property. The Company is currently evaluating how these provisions for the CARES Act will impact its financial position, results of operations, and cash flows.

The CARES Act also appropriated funds for the U.S. Small Business Administration (SBA) Paycheck Protection Program (PPP) to promote continued employment. Under the PPP, certain loans may be forgiven by the lender under the direction of the Administrator of the SBA so long as the requirements of the PPP for forgiveness are satisfied. Forgiveness does not occur automatically. Borrowers must submit a request for forgiveness along with all required documentation. Forgiveness will not occur unless, and until, the request for forgiveness is approved.

In April 2020, the Company received a $19,600 PPP loan from Stock Yard Bank & Trust Company. The Company received loan forgiveness in November 2020 and accounted for it as other income.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

Net capital		
Total stockholder equity	$	86,090
12b1 fees		(14,779)
Prepaid CRD account		(2,808)
Net capital	$	68,503
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable		53,384
Other current liabilties		6,152
Total aggregate indebtedness	$	59,536
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	63,503
Excess net capital at 100%	$	68,119
Percentage of aggregate indebtedness to net capital		87%
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2019)		
Net capital, as reported in company's part II (Unaudited) FOCUS report	$	68,503
Effect of audit adjustments on accounts included in the net capital calculation		
Net capital per above	$	68,503

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule II - Reconciliation of Audited and Unaudited Net Capital
December 31, 2020

Capital (unaudited) December 31, 2020	$	86,090
Addition of accounts payable		-
Capital (audited) December 31, 2020		86,090
Non-allowable assets:		
12b1 fees		(14,779)
Prepaid CRD account		(2,808)
Net capital	$	68,503

See independent auditors' report on supplementary information.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of American Equity Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Equity Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Equity Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) ("exemption provisions") and (2) American Equity Investment Corporation stated that American Equity Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. American Equity Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Equity Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, TN
February 24, 2021

American Equity
Investment Corporation

January 20, 2021

Rodefer Moss & Co., PLLC
301 East Elm Street
New Albany, IN 47150

In regard to Rule 15c3-3, American Equity Investment Corp. has claimed an exemption under provision (k) (1) of the rule. American Equity is a non-carrying broker-dealer and does not hold customer securities or funds.

American Equity met the identified exemption provision at all times during the year.

Signature [signature]

Title President

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
American Equity Investment Corporation
Knoxville, TN

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by American Equity Investment Corporation and the SIPC, solely to assist you and SIPC in evaluating American Equity Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. American Equity Investment Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on American Equity Investment Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of American Equity Investment Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
February 24, 2021